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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month October 2003
Commission File Number 001-15118

                          VIDESH SANCHAR NIGAM LIMITED
                          ----------------------------
                 (Translation of registrant's name into English)
                 -----------------------------------------------

        Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X       Form 40-F
           ---                  ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                  No  X
     ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _______________.


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Registrant hereby incorporates in the report on Form 6-K the following Exhibits:


Exhibit Number     Description of Exhibit
--------------     ----------------------

     1.            Details of share holding in terms of Regulations 8(3) of SEBI
                   (Substantial Acquisition of Shares & Takeovers) Regulations 1997
     2.            Details of share holding received in terms of Regulation 7(1) of SEBI
                   (Substantial Acquisition of Shares & Takeovers) Regulations 1997
     3.            Distribution Schedule of 17th Annual General Meeting held on 2 September 2003
     4.            Sending Certificates of Practicing Company Secretary regarding Paid-up
                   Capital and Listing Agreement requirement
     5.            Quarterly Compliance as on 30 September 2003
     6.            Notification of board meeting to consider the Unaudited Financial
                   Results (Provisional) for the quarter ended 30 September 2003
     7.            Advertisement for Board Meeting Intimation
     8.            Minutes of 17th Annual General Meeting
     9.            Un-audited Financial Results (Provisional; Indian GAAP) for the
                   Second Quarter ended 30 September 2003.


Forward-Looking Statements

         All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, "expect", "believe", "plan", "intend", "estimate", "anticipate", "may", "will", "would" and "could" or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant's expected financial position, business strategy, the future development of the registrant's operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant's present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant's industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant's control, include, but are not limited to, those risk factors discussed in the registrant's various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2003. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




                                      VIDESH SANCHAR NIGAM LIMITED


                                      By: /s/      Arun Gupta
                                          -------------------------
                                      Name:    Arun Gupta
                                      Title:   Vice President (Finance)


Date:   November 5, 2003